Exhibit 10.24

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made effective as of July 6, 2022 (the “Effective Date”) between Vitro Biopharma, Inc. (the “Company”), and Chris Furman (“CEO”), who shall be employed under the terms of this agreement as Chief Executive Officer.

RECITALS

WHEREAS, the Company requires a Chief Executive Officer with experience in the successful leadership and management of businesses; and

WHEREAS, CEO has represented that CEO is qualified to perform the duties of the Company’s Chief Executive Officer, and has previously successfully managed and provided leadership to businesses, and

WHEREAS, the Company desires to employ CEO to devote CEO’s full time to the management of the Company, and

WHEREAS, CEO desires to be so employed.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties agree as follows:

AGREEMENT

1. Term of Employment. The terms of this Agreement shall commence on the Effective Date set forth above and shall continue until terminated as provided herein. CEO’s employment with the Company shall be at-will, meaning that either the Company or CEO may terminate CEO’s employment at any time. The entire duration of CEO’s employment with the Company pursuant to this Agreement will be referred to as the “Term.”

2. Duties and Position.

a. Position. The Company hereby employs CEO as Chief Executive Officer, reporting to the Company’s Board of Directors (the “Board”). Also, on the Effective Date, CEO will become a member of the Board.

b. Duties. CEO shall be responsible for providing leadership of all aspects of the Company’s operations with an emphasis on long-term goals, growth, profit, and return on investment. CEO’s primary responsibilities and objectives are set forth on Exhibit A. CEO shall also perform any such other and further duties, responsibilities, and functions, at such locations, and in such manner as may be reasonably specified from time to time by the Board consistent with the duties customarily vested in a Chief Executive Officer in the Company’s industry. The Board shall have the right to make such changes as the Board determines are appropriate with respect to CEO’s duties, responsibilities, and functions from time to time during CEO’s employment.

CEO Employment Agreement

c. Best Business Efforts. CEO agrees to devote substantially all of CEO’s business time, attention and energies to the business of the Company and shall endeavor at all times to improve the business of the Company. CEO shall not engage in any other business activities without the advance written consent of the Company. Such consent by the Company shall not be unreasonably withheld provided that such other business activities do not detract materially from or violate CEO’s duties for and obligations to the Company.

d. Compliance with Company Policies. CEO agrees to comply with and be subject to all of the Company’s lawful policies and procedures, including reasonable amendments to such policies and procedures adopted by the Company during the Term of CEO’s employment, as well as such reasonable rules and regulations as are adopted from time to time by the Company.

e. Representations. CEO represents and warrants to the Company that neither the execution nor delivery of this Agreement, nor the performance of CEO’s obligations hereunder, will conflict with, or result in a breach of, any term, condition, or provision of, or constitute a default under, any obligation, contract, agreement, covenant or instrument to which CEO is a party or under which CEO is bound, including without limitation, the breach by CEO of a fiduciary duty to any other employers. CEO further represents and warrants to the Company that CEO is not bound by any covenant not to compete or similar agreement that would prohibit CEO from performing, or would restrict or limit CEO in CEO’s performance of, CEO’s job duties for the Company. CEO shall immediately resign from all positions with the Company and its subsidiaries (including from the Board), as a resignation without Good Reason (as defined below), if requested by the Board in the event of any breach of the foregoing representations and warranties by CEO.

3. Compensation & Benefits.

a. Base Salary. For all services to be rendered by CEO in any capacity hereunder, the Company shall pay to CEO an annual compensation in the amount of $400,000 (“Base Salary”), subject to annual review by the Board, which may increase but not decrease the Base Salary. All payments of the Base Salary shall be made in 26 equal payments per year in accordance with the Company’s normal payroll procedures and shall be less all authorized or required payroll deductions. In the event this Agreement is in effect for only a portion of any particular year, the amount of CEO’s Base Salary for that year shall be prorated on the basis of the actual number of pay periods during such year that this Agreement was in effect.

CEO Employment Agreement

b. Bonus. For each calendar year for which CEO is employed on the last day of the calendar year, CEO will be eligible for an annual bonus (the “Annual Bonus”) based on the Company’s and the CEO’s performance as evaluated by the Board in good faith. The CEO and the Board will agree within a reasonable time before or after the start of a fiscal year on the Company and/or individual objectives that must be met in order for the CEO to be eligible for an Annual Bonus. The Annual Bonus will have a target opportunity of one hundred percent (100%) of CEO’s Base Salary. CEO shall be eligible for a full Annual Bonus and the target amount of the Annual Bonus will not be prorated for 2022, even though CEO will not be employed for the entire year. Provided that CEO is employed on December 31, 2023, the Company shall pay CEO an Annual Bonus no less than fifty percent of the target. To the extent the Company and/or individual objectives that must be met in order for the CEO to be eligible for an Annual Bonus are exceeded in any given year, CEO shall be eligible for a discretionary stretch bonus commensurate with such performance in excess of the target. The Annual Bonus shall be paid in one lump sum by March 15 following the year in which the Annual Bonus is earned and will be subject to all authorized and required payroll deductions. CEO does not “earn” and, therefore, is not entitled to any Annual Bonus or potential stretch bonus for any year in which CEO is not employed with the Company on the last day of the calendar year.

c. Stock Options. Subject to the approval of the Board, CEO will be granted a stock option to acquire up to 5,000,000 shares of the common stock of the Company, which option may include an early exercise feature if requested by CEO and accepted by the Board and shall immediately vest with respect to 1,000,000 shares of common stock, and the balance of which option shall vest in four subsequent equal annual installments over a 4-year period beginning on the first year anniversary of the Effective Date (the “Option”). Vesting of the Option will be subject to full acceleration in the case of a Change in Control (as defined in the Company’s 2022 Omnibus Incentive Compensation Plan (the “Incentive Plan”)). The Option will be subject to the terms and conditions of the Incentive Plan, an Incentive Stock Option Award Agreement under the Incentive Plan, and the Company’s shareholder agreement. The exercise price of the Option will be determined based on the fair market value on the date the Option is granted.

d. Benefits. CEO shall be entitled to receive those retirement, health, welfare and other employee benefits that are generally offered to employees and other executive staff of the Company, including, but not limited to, all leaves of absence and paid time off available to employees and other executive staff of the Company in accordance with Company policy and applicable law.

e. Reimbursement of Business Expenses. Throughout the Term, the Company shall reimburse CEO for all reasonable and necessary travel, entertainment, and other business expenses that may be incurred in direct connection with the performance of CEO’s duties hereunder and in accordance with policies concerning travel and expense reimbursement adopted from time to time by the Company. Such expenses as are authorized for payment or reimbursement shall be paid for by Company or reimbursed to CEO only upon presentation to Company of appropriate documentation reflecting such expenses.

CEO Employment Agreement

f. Reimbursement of Negotiation Expenses. The Company will reimburse CEO up to $10,000 for any reasonable expenses incurred in negotiating the terms of CEO’s employment with the Company (the “Negotiation Expenses”). The Company will pay the Negotiation Expenses after CEO executes this Agreement and provides the Company proof of payment of the Negotiation Expenses. CEO must provide Company proof of the Negotiation Expenses within thirty (30) days following the date on which this Agreement is fully executed, and CEO will not receive additional compensation for any unused portion of the Negotiation Expenses. The Negotiation Expenses will be subject to Internal Revenue Service Regulations.

4. Termination. As provided in this Agreement, CEO’s employment shall be at-will. Accordingly, either party may terminate this Agreement at any time and for any reason. Upon termination of employment for any reason: (A) the Company will pay CEO (i) all earned but unpaid Base Salary, (ii) all accrued but unused vacation time, (iii) reimbursements for all outstanding business expenses properly incurred by the CEO through the date the CEO’s employment terminates and properly submitted for reimbursement, and (iv) all other vested benefits or vested amounts due and owed to CEO under the terms of any plan, program or arrangement of the Company or its affiliates ((i)-(iv) collectively, the “Accrued Obligations”); and (B) CEO shall be deemed to have simultaneously resigned from any officer, director or other position in which CEO is serving on behalf of the Company or any other affiliate of the Company. Following a termination of this Agreement for any reason, CEO shall not earn any additional compensation or be entitled to any new or continuing benefits beyond the effective date of termination, except as set forth herein or provided by law. Upon termination of employment, CEO will cooperate with Company as reasonably requested by the Board in all matters relating to the completion of pending work on behalf of Company and the orderly transfer of such work to other persons designated by Company.

a. Termination by the Company for “Cause”. For the purposes of treatment of receipt of severance pay as set forth below, the Company may designate the termination of CEO’s employment as with or without Cause, as defined below, and pursuant to any notice and cure periods set forth therein.

i. “Cause” shall mean (1) material breach by CEO of this Agreement; (2) failure by CEO to perform in any manner CEO’s material duties hereunder after being given notice of such failure by the Company, along with an explanation of such failure of performance; (3) conviction of CEO of a felony, crime of moral turpitude, or another crime that has had an adverse, negative impact on the Company’s reputation or business (or a plea of guilty or nolo contendere thereto); (4) CEO securing any personal monetary profit not fully disclosed to and approved by the Board in connection with any transaction CEO entered into on behalf of the Company; (5) gross negligence, willful misconduct, or conduct which constitutes a breach of any fiduciary duty or duty of loyalty owed to the Company by CEO; or (6) material violation of any lawful Company policy, procedure, rule, regulation or Company directive. With respect to items (1), (2), and (6), provided such violations are curable, CEO shall be given written notice of the violation and a period of thirty (30) days to cure the same to the Board’s satisfaction.

CEO Employment Agreement

b. Termination by CEO for “Good Reason”. For the purposes of treatment of receipt of severance pay as set forth below, CEO may terminate CEO’s employment for Good Reason, as defined below, and pursuant to any notice and cure periods set forth therein.

i. “Good Reason” shall mean CEO terminated CEO’s employment with the Company because one or more of the following conditions arose (which was not consented to by CEO), and CEO notified the Company in writing of such condition within ninety (90) days of CEO becoming aware of its occurrence, and the Company did not remedy such condition within thirty (30) days of receiving such notification, and CEO resigned within thirty (30) days after expiration of such remedial period: (1) the material diminution of CEO’s title, authority, position, duties or responsibilities; (2) a material reduction in CEO’s Base Salary or Annul Bonus opportunity (other than a reduction of CEO’s Base Salary as part of a salary reduction plan applicable to all executive officers in a similar manner); (3) a material change in the geographic location at which CEO must perform services or reside; or (4) the Company’s material breach of this Agreement.

c. Severance Pay.

i. In the event the Company terminates CEO’s employment without Cause as defined herein or CEO terminates CEO’s employment for Good Reason as defined herein, the Company shall pay CEO: (i) the Accrued Obligations; (ii) an amount equal to the sum of (A) one-year’s then appliable Base Salary plus (B) an amount equal to the average of CEO’s Annual Bonus, if any, for the two years immediately preceding CEO’s termination (collectively, the “Severance Pay”); and (iii) any stretch bonus as determined by the Board in good faith that the CEO has earned through the date of termination (the “Severance Bonus”). The Severance Pay and Severance Bonus shall be payable in a lump sum on the first payroll payment date following the date on which the revocation period afforded to CEO by applicable law for the Release expires; provided, however, that if any portion of the Severance Pay or the Severance Bonus is subject to Section 409A of the Internal Revenue Code of 1986, as amended, and the timing of CEO’s execution and delivery of the Release could affect the calendar year in which any such amounts are paid because the termination date occurred toward the end of a calendar year, then no such amounts shall be paid until the Company’s first payroll payment date in the year following the year in which the termination date occurs.

CEO Employment Agreement

ii. As a condition to receiving the Severance Pay and the Severance Bonus, CEO will be required to execute and not revoke a general release in a form acceptable to the Company (the “Release”). The Company shall provide CEO with the Release prior to the date on which CEO’s employment with the Company terminates, and CEO will be afforded at least twenty-one (21) days (or, if greater, the period required by applicable law) following receipt of the Release to review and execute the Release.

iii. In the event that the total amount of compensation due to CEO under this Section exceeds the applicable limit described in Treasury Regulation §1.409A-1(b)(9)(iii), then each remaining compensation payment in excess of such applicable limit shall be administered, interpreted, and construed in a manner consistent with Section 409A and the Treasury Regulations issued thereunder.

5. Nondisclosure of Confidential Information. CEO acknowledges and agrees that as a key management figure of the Company, CEO will have knowledge of Confidential Information, as that term is defined below. CEO acknowledges that should a third party obtain such information, the Company would be irreparably injured. Consequently, CEO agrees that CEO will not, either during or subsequent to CEO’s employment, directly or indirectly use, disseminate or disclose any Confidential Information without the Company’s express written consent or as required by law.

a. Definition. “Confidential Information” for purposes of this Agreement includes but is not limited to trade secrets and other proprietary, confidential and competitively sensitive information concerning the business, providers or patients of the Company, including but not limited to the Company’s service processes; lists of business and community relationships; vendor lists; terms of contracts with subcontractors, customers, and others; license terms and arrangements; research and development activities and plans; business opportunities; financial forecasts; marketing techniques; pricing; pricing policies; and financial information. CEO also acknowledges and agrees that the Company has taken reasonable and adequate measures to prevent the Confidential Information from becoming available to persons other than those selected by the Company to have access to the Confidential Information.

b. Defend Trade Secrets Act. Pursuant to the Defend Trade Secrets Act of 2016, CEO and the Company acknowledge that CEO shall not have criminal or civil liability under any Federal or State trade secret law for the disclosure of a trade secret that (a) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney, and (ii) solely for the purpose of reporting or investing a suspected violation of law; or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, if CEO files a lawsuit for retaliation by the Company, CEO may disclose the trade secret to CEO’s attorney and may use the trade secret information in the court proceeding, if CEO (X) files any document containing the trade secret under seal, and (Y) does not disclose the trade secret, except pursuant to a court order.

CEO Employment Agreement

c. Retrieval. At any time upon the Company’s request and, in any event, upon leaving the employment of the Company for any reason, CEO will immediately deliver to the Company all data, manuals, policies and procedures, financial records, contracts, specifications, lists, notes, writings, customer and product lists, photographs, microfilm, tape recordings and all other documents or tangible materials whatsoever, including all copies or duplicates, concerning any part of the Company’s activities, whether or not developed by CEO or any other person. CEO agrees that all such documents and tangible materials contain Confidential Information and are the sole property of the Company.

d. Non-Competition & Non-Solicitation. In order to protect the Company’s trade secrets, and pursuant to C.R.S. § 8-2-113(2)(b) and C.R.S. § 8-2-113(2)(d), CEO agrees that during CEO’s employment with the Company and, except as otherwise expressly provided below, for a period of twelve (12) months immediately following the termination of CEO’s employment with the Company for any reason and regardless of which party initiates the termination, CEO will not, directly or indirectly (whether as a sole proprietor, partner, shareholder, consultant, employee, director, officer, or in any other capacity as principal or agent):

i. Compete with the Company or work for or on behalf of a company which competes with the Company in the area of developing mesenchymal stem cell-based therapies and/or other treatments, therapeutics, products (including exosome products derived from mesenchymal stem cells), product candidates or technologies with application to regenerative medicine (the “Restricted Business”) within the United States (the “Territory”); provided, however, that it shall not be a breach of the covenants in this Agreement if CEO works for or on behalf of a company engaged also in the Restricted Business (i.e., such company may not only be engaged in the Restricted Business) if the CEO: (A) does not in any respect assist such company in connection with its performance or operations directly or indirectly related to the Restricted Business (e.g., CEO may work on behalf of such a company in a capital raising capacity for an investment banking firm if the financing is not intended to finance in material part the Restricted Business portion of such company’s business or operations); and (B) provides advance written notice to the Company of the potential engagement and certifies to the Company in writing that the proposed work and the CEO’s engagement by such other company will be in full compliance with this Agreement;

CEO Employment Agreement

ii. Solicit, interfere with, disrupt or attempt to disrupt the relationships, contractual or otherwise, between the Company and any of the customers, patients, vendors, suppliers, providers, referral sources, or clients of the Company as of the date on which CEO’s employment with the Company terminated; or

iii. Solicit, interfere with, disrupt or attempt to disrupt the relationship between the Company and any of its employees who were employed by the Company as of the date on which CEO’s employment with the Company terminated.

iv. Accept employment or compensation, in any form, within the Territory from any supplier of the Company or from any supplier with which the Company does business or with which the Company did business on behalf of the Company within the immediately prior one (1) period to the termination of CEO’s employment.

e. Territory. CEO acknowledges and agrees that the market for the Company’s products is scattered throughout the United States and that the scope of the Territory is reasonable.

6. Injunctive Relief. CEO acknowledges that the restrictions contained in Section 5 of this Agreement are reasonable and necessary to protect the business, interests, and trade secrets of the Company, that the enforcement of these provisions will not unreasonably restrict CEO’s ability to engage in CEO’s profession or to earn CEO’s livelihood, and that any violation of these restrictions would cause substantial irreparable injury to the Company. Accordingly, CEO agrees that a remedy at law for any breach of the foregoing covenants would be inadequate and that the Company, in addition to any other remedies available, shall be entitled to seek preliminary and permanent injunctive relief to secure specific performance of such covenants and to prevent a breach or contemplated breach of this Agreement, without the necessity of proving actual damage. If any court of competent jurisdiction determines that any of the restrictions set forth in Section 5 are unreasonable, the court shall modify the section in the manner described in Section 7(b) below.

7. General Provisions.

a. Notices. Unless provided otherwise herein, any notice required or permitted under this Agreement shall be in writing and shall be effective upon personal delivery or upon deposit in the United States Mail, by registered, overnight or certified mail, postage prepaid and addressed to the other party at the following address (or such other address as provided to the other party in writing):

If to the Company:	Board of Directors
c/o Company Secretary
4621 Technology Drive
Golden, Colorado 80403

If to CEO:	Chris Furman
[***]

CEO Employment Agreement

b. Severability. If a court or other body of competent jurisdiction finds, or the parties mutually believe, any provision of this Agreement, or portion thereof, to be invalid or unenforceable, such provision will be enforced to the maximum extent permissible so as to effect the intent of the parties, and the remainder of this Agreement will continue in full force and effect.

c. Applicable Law. This Agreement shall be governed by the laws of the State of Colorado. Any suit brought to enforce or construe any provision of this Agreement shall be brought in Denver County, Colorado.

d. Assignment. CEO agrees that the Company may assign this Agreement, including to any successor of the Company, without further consent or notice to CEO. CEO may not assign or delegate CEO’s rights or obligations hereunder in whole or in part without the Company’s prior written consent.

e. Entire Agreement; Amendment. This Agreement contains the entire agreement of the parties and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Agreement. Except as otherwise specifically provided herein, this Agreement may be amended or modified only by a written instrument executed by both the Company and CEO.

f. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which constitute one and the same instrument.

g. Survival of Certain Covenants and Undertakings. The covenants and undertakings contained herein, including, but not limited to, the covenants set forth in Section 5, and excepting any obligations to continue services, salary, or benefits, shall survive any termination of this Agreement.

h. Headings. The use of captions and headings in this Agreement is solely for convenience and shall not affect in any way the meaning or interpretation of this Agreement.

i. No Third-Party Beneficiaries. This Agreement shall bind and inure to the benefit of the Company and CEO, and their heirs, and authorized assigns. No third parties are intended as third-party beneficiaries under this Agreement, and no action to enforce the terms of this Agreement may be brought by any person who is not a party hereto.

j. Additional Assurances. Except as may be specifically provided in this Agreement to the contrary, the provisions of this Agreement shall be self-operative and shall not require further agreement by the parties; provided, however, at the request of either party, the other party shall execute any additional instruments and take any additional acts that are reasonable and that the requesting party may deem necessary to effectuate this Agreement.

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CEO Employment Agreement

IN WITNESS HEREOF, the parties have duly executed this Agreement as of the Effective Date identified above.

VITRO BIOPHARMA, INC.

	/s/Chris Furman	By:	/s/Caroline Mosessian
Name:	Chris Furman	Name:	Caroline Mosessian, Ph.D.
		Title:	Chair, Board of Directors

CEO Employment Agreement

Exhibit A

Primary Job Responsibilities

Primary Responsibilities:

●	Oversees the ongoing operations of all divisions in the Company
●	Works with the Board of Directors and other executives to establish short-term objectives, and long-range goals, and related plans and policies
●	Communicates on behalf of the Company, with investors, shareholders, and the public/external stakeholders
●	Assesses risk to the Company and ensures risks are monitored and minimized
●	Sets strategic goals and ensures the goals are measurable and describable in conformance with the Company’s established management system (QMS)
●	Optimizes the handling of investment banking relationships and oversees the Chief Financial Officer in fostering and growing strategic partnerships
●	Evaluates the Company’s financial, operational, sales and marketing structures to plan for continual improvements and continual increase in operational efficiencies
●	Acts as a strategic advisor and consultant offering expert advice on contracts, negotiations, or business deals that the Company may seek to enter into
●	Analyzes and makes recommendations on the impact of long-term growth initiatives, planning and introduction of new strategies and regulatory actions
●	Communicates and establishes credibility throughout the Company and Board of Directors as an effective developer of solutions to business strategy
●	Promotes communication and cooperation among the Company to create a spirit of unity in the organization
●	Oversees employment decisions at the executive level of the Company
●	Manages business development activities resulting in continual revenue growth
●	Assists in the Company’s capital raising efforts

Primary Objectives:

●	Cultivates a strong and diverse Company culture and board
●	Executes on the Company’s current business plan to become a publicly traded company, whether OTC or NASDAQ/NYSE
●	Achieves commercialization of one or more of the Company’s product candidates